Exhibit 99.1

Medigus Announces Preliminary Interest in the CBD and Medical Cannabis Industry

OMER, Israel, February 14, 2019 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endo-surgical tools and an innovator in direct visualization technology, announced today that it is considering expanding its portfolio of activities to include ventures in the field of cannabidiol (CBD) and medical cannabis in territories outside the United States.

Further to the company’s previous reports, the company’s management and board of directors continue to decrease inefficiencies, expand the company’s revenue streams and pursue diversification of its activity portfolio. Keeping with this strategy, the company announced that it is in the process of learning the CBD and medical cannabis industries and is preliminarily investigating potential collaborations and activities in this space, outside of the United States, which could add value to the company and its shareholders.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus is also in the process of obtaining regulatory clearance in China.

As an expert in micro-endoscopic devices, Medigus developed the Micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes Micro ScoutCam™ 1.2, which, to the best of the company's knowledge, is the smallest camera in the world. Micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam™ portfolio’s design. All Micro ScoutCam™ cameras are manufactured at the Medigus facilities, in a controlled environment which is compliant with ISO 7 per the ISO 14644-1 Standard and ISO13485 Quality Management System.

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only):

Oded Yatzkan

Chief Financial Officer

+972-8-6466-880

ir@medigus.com